UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EKIMAS Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28265K205

(CUSIP Number)

GK Partners ApS

Mesterlodden 3 b

DK-2820 Gentofte, Denmark

(+45) 60 84 83 20

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28265K205	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GK Partners ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,557,239
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 3,557,239
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,557,239
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 28265K205	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

The issuer is EKIMAS Corporation, a Delaware corporation (the “Company”). The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”). The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

All share and per-share amounts in this Schedule reflect a 1-for-50 reverse stock split effectuated on March 8, 2022.

Item 2. Identity and Background.

(a) This Statement is being filed by GK Patners ApS (the “Reporting Person” or “GKP”).

(b) The Reporting Person’s business address is: Mesterlodden 3 b, DK-2820 Gentofte, Denmark.

(c) Not applicable.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a private limited company (Anpartsselskab) organized in Denmark.

Item 3. Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4. Purpose of Transaction.

On October 1, 2021, GKP made a loan of $142,290 (the “Loan”) to Reddington Partners LLC, a California limited liability company (“Reddington”).

On October 12, 2021, the Company entered into a Stock Purchase Agreement (the “SPA”) between the Company and Reddington providing for the purchase in two tranches from the Company by Reddington of 5,114,475 restricted shares of the Company’s common stock, representing 90% of the total issued and outstanding shares.

On May 17, 2022, Reddington transferred 3,557,239 shares of the Company’s Common Stock to GKP in cancelation of the Loan.

CUSIP No. 28265K205	13D	Page 4 of 5 Pages

The transfer was made in a private transaction between GKP and Reddington, pursuant to exemptions under the Securities Act of 1933, as amended (the “Securities Act”). None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Schedule, the Reporting Person beneficially owned 3,557,239 Shares, constituting 62.6% of the outstanding Shares. The percentage of Shares owned is based upon 5,681,248 Shares outstanding as of June 27, 2022, based on inquiry of the Company’s transfer agent.

(b) GKP has the sole power to vote, direct the vote, dispose and direct the disposition of 3,557,239 Shares.

(c) All of the 3,557,239 Shares were acquired on May 17, 2022.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the issuance of the Shares for services as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 28265K205	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Victor Solgaard
Victor Solgaard